January 13, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief, Office of Electronics and Machinery

Re:

Biotricity Inc.

Amendment No. 5 to Registration Statement on Form S-1

File No. 333-210933

Ladies and Gentlemen:

On behalf of our client, Biotricity Inc. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated November 21, 2016 (the “Comment Letter”), with respect to the Registration Statement on Form S-1 filed by the Company with the Commission on December 13, 2016 (File No. 333-210933) (the “Registration Statement”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 5 to the Registration Statement (“Amendment No. 5”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 5.

All page number references in the Company’s responses are to the page numbers in Amendment No. 5 or the prospectus forming a part of Amendment No. 5 (the “Prospectus”).

Recent Developments, page 1

1.

We note your disclosure that you expect to finalize laboratory testing in approximately eight weeks. We also note that you included this same reference to eight weeks in your amendment filed five weeks earlier. Please highlight the existence of and the reasons for the delay.

Effect has been given to the Staff’s comments. Please see the revised disclosure on pages 1 and 49 of the Prospectus. We also bring the Staff’s attention to the risk factor entitled “We may not meet our product development and commercialization milestones” on page 6 of the Prospectus.

Market Overview, page 44

2.

It is unclear how your response to prior comment 1 supports the definitive disclosure in your prospectus that MCT tests are reimbursed at an average rate of $850 per diagnostic test. Please revise your disclosure to state clearly how you determined that dollar amount, and provide us support that clearly demonstrates your calculations. Please also address that portion of comment 20 from our May 23, 2016 letter asking for support for your disclosure in the fourth and fifth paragraphs on page 45 regarding outdated technologies, only five competitors and locked out physicians.

Effect has been given to the Staff’s comments. Please see the revised disclosure on page 45 of the Prospectus, which states clearly how the Company determined that dollar amount. Furthermore, the Company has advised that MCT diagnostic test reimbursement figures have been obtained through the online database of The Centers for Medicare & Medicaid Services (“CMS”), part of the Department of Health and Human Services, using CPT code 93229 to get the fees for each of the approximately 91 jurisdictions in the U.S. under CMS. The Company then weighted this towards the biggest markets based on population: NY (971), CA (930), TX (806), and FL (831). The national average is 801. The average of these numbers is $867. In order to get reimbursement figures for private insurers, the Company has to request such information from each insurer under confidentiality and usage restrictions.

We respectfully advise the Staff that the Company does not have written support to provide to the Commission regarding outdated technologies, only five competitors and locked out physicians. The Company’s belief on these matters are based on its general knowledge of the industry in which it is looking to compete. As a result, we have deleted the statement referred to in that portion of comment 20 from the Staff’s May 23, 2016 letter. We further advise the Staff that the Company has added language to the “Competition” section on page 52 of the Prospectus to make clear that the 5 competitors are those that the Company is aware of.

Transactions with Related Persons, page 71

3.

We note your response to the last sentence of prior comment 3. Please ensure that your disclosure required by Regulation S-K Item 404 is current. We note for example the information regarding related-party transactions on page F-34.

We respectfully advise the Staff that the information regarding related-party transactions on page F-34 related to compensation to Mr. Al-Siddiq, which is disclosed in the Summary Compensation Table on page 65 of the Prospectus, which table has been updated to include the fiscal year ended December 31, 2016.

Selling Stockholders, page 72

4.

We note the additional shares in your fee table and the revised disclosure on page 74. Please ensure that your disclosure regarding each of the selling stockholders describes the transactions in which those stockholders originally acquired the offered securities, including the date of the transactions and the consideration paid. See comment 38 in our May 23, 2016 letter to you.

Effect has been given to the Staff’s comments. Please see the revised disclosure on pages 73-75 of the Prospectus.

Report of Independent Registered Public Accounting Firm, page F-1

5.

The signature of your auditor appears to have been altered in your most recent amendment. Please provide an appropriately signed audit report in your next amendment.

Effect has been given to the Staff’s comment. Please see the corrected signature on page F-1 of the Prospectus.

Recent Sales of Unregistered Securities, page II-3

6.

We note your revisions in response to prior comment 4 and related disclosure. It is unclear how your February 2016 acquisition transaction was exempt from registration based on Section 4(a)(2) of the Securities Act as you disclose in this section. Please clarify (1) how the registrant had a “substantive, preexisting relationship” to the iMedical stockholders at the time it issued securities to the iMedical stockholders in the February 2016 transaction and (2) ensure that your disclosure states briefly the facts you relied upon that are relevant to making available the exemption from registration that you cite.

We respectfully advise the Staff that the disclosure that the Company had a substantive, preexisting relationship to the iMedical stockholders was a result of the Company considering iMedical to be an alter ego of the Company at the time of the closing of the Acquisition Transaction, as a result of the Company being considered a shell company, iMedical being the accounting acquirer under Commission rules and the management of iMedical taking over the management of the Company at closing. Notwithstanding the foregoing, the Company has revised the disclosure on page II-4 so the reference to “substantive, preexisting relationship” only relates to iMedical’s relationship and not the Company.

Exhibit 5.1

7.

Please reconcile the number of shares indicated in the first paragraph of this exhibit with the amount indicated in your fee table and on your prospectus cover page.

Effect has been given to the Staff’s comment. Please see the revised exhibit 5.1 filed with Amendment No. 5.

8.

The exhibit that you file to satisfy your obligations pursuant to Regulation S-K Item 601(b)(5) should not assume conclusions of law that are a requirement for legality opinion. If the assumptions mentioned in clause (e) of the second paragraph refer only to facts and not conclusions of law, please file a revised opinion that clarifies.

Effect has been given to the Staff’s comment. Please see the revised exhibit 5.1 filed with Amendment No. 5.

9.

Please file a revised opinion that opines, with respect to those shares that are already outstanding, that the shares are legally issued, fully paid, and non-assessable. For guidance, see Section II.B.2.h of Staff Legal Bulletin No. 19. With respect to the remaining shares, please revise the opinion so that is opines as to whether, when sold, those shares will be legally issued, fully paid, and non-assessable.

Effect has been given to the Staff’s comment. Please see the revised exhibit 5.1 filed with Amendment No. 5.

10.

Please file a revised opinion that opines as to the laws of the jurisdiction in which you are incorporated. In this regard, we note the limitations on jurisdiction indicated in the penultimate paragraph of the opinion.

Effect has been given to the Staff’s comment. Please see the revised exhibit 5.1 filed with Amendment No. 5.

* * * * *

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (516) 663-6580 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ STEPHEN E. FOX

STEPHEN E. FOX

For the Firm

cc:

Biotricity Inc.